Exhibit 99.3

***  Exercise Your Right to Vote  ***

Important Notice Regarding the Availability of Proxy Materials for the

Annual General Meeting to Be Held on April 22, 2020.

SPOTIFY TECHNOLOGY S.A.

SPOTIFY TECHNOLOGY S.A.

42-44, AVENUE DE LA GARE

L-1610 LUXEMBOURG

GRAND DUCHY OF LUXEMBOURG

Meeting Information

Meeting Type:          Annual Meeting

For holders as of:    February 28, 2020

Date: April 22, 2020        Time:  4:00 PM (Luxembourg Time)

Location:	Arendt House
41A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com, scan the QR Barcode on the reverse side, or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

  Before You Vote

      How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT                     CONSOLIDATED FINANCIAL STATEMENTS         ANNUAL ACCOUNTS

ANNUAL REPORT ON FORM 20-F

How to View Online:

Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com, or scan the QR Barcode below.

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) BY INTERNET:	www.proxyvote.com
2) BY TELEPHONE:	1-800-579-1639
3) BY E-MAIL*:	sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 8, 2020 to facilitate timely delivery.

How To Vote Please Choose One of the Following Voting Methods

Vote In Person: Many Shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: Go to www.proxyvote.com or from a smartphone, scan the QR Barcode above. Have the information that is printed in the box marked by the arrow (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items
The Board of Directors recommends you vote FOR proposals 1 through 7.

1.	Approve the Company’s annual accounts for the financial year ended December 31, 2019 and the Company’s consolidated financial statements for the financial year ended December 31, 2019.

2.	Approve allocation of the Company’s annual results for the financial year ended December 31, 2019.

3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2019.

4.	Appoint the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2020.

                  Nominees:

4a.	Mr. Daniel Ek (A Director)

4b.	Mr. Martin Lorentzon (A Director)

4c.	Mr. Shishir Samir Mehrotra (A Director)

4d.	Mr. Christopher Marshall (B Director)

4e.	Mr. Barry McCarthy (B Director)

4f.	Ms. Heidi O’Neill (B Director)

4g.	Mr. Ted Sarandos (B Director)

4h.	Mr. Thomas Owen Staggs (B Director)

4i.	Ms. Cristina Mayville Stenbeck (B Director)

4j.	Ms. Padmasree Warrior (B Director)

5.	Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2020.

6.	Approve the directors’ remuneration for the year 2020.

7.

Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.